December 12, 2019

Shachar Schlosberger
Chief Financial Officer
Enlivex Therapeutics Ltd.
14 Einstein Street
Nes Ziona, Israel 7403618

       Re: Enlivex Therapeutics Ltd.
           Form 20-F for the year ended December 31, 2018
           Filed on April 30, 2019
           File No. 001-36578

Dear Ms. Schlosberger:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2018

General

1. We note that on March 26, 2019 Bioblast Pharma Ltd (Bioblast) and Enlivex Therapeutics
      Ltd (Enlivex) consummated a merger transaction that was treated as a reverse capitalization of Bioblast with Enlivex identified as the accounting acquirer for financial accounting and reporting purposes. We further note that the information presented in your
      Form 20-F for the year ended December 31, 2018, including the financial statements presented in Item 18, is that of Enlivex. However, because the reverse capitalization occurred on March 26, 2019, Bioblast, as the legal acquirer and reporting entity, was required to file all its periodic reports as they become due for periods that ended before the consummation of the merger. As such, please amend your Form 20-F. Ensure your amended Form 20-F includes the required disclosures and financial statements for each
      Item as they relate to Bioblast, including but not limited to, an updated management assessment of the effectiveness of internal controls over financial reporting and disclosure
 Shachar Schlosberger
Enlivex Therapeutics Ltd.
December 12, 2019
Page 2
         controls and procedures as of December 31, 2018.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ameen Hamady at 202-551-3891 or in his absence, Jeanne Baker at
202-551-3691 with any questions.



FirstName LastNameShachar Schlosberger                      Sincerely,
Comapany NameEnlivex Therapeutics Ltd.
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